Exhibit 99.2

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. EST on November 10, 2025 Earlyworks Co., Ltd Instructions to The Bank of New York, as Depositary (Must be received prior to 12:00 p.m. EST on November 10, 2025) The undersigned registered holder of American Depositary Receipts hereby requests and instructs The Bank of New York, as Depositary, to endeavor, insofar as practicable, to vote or cause to be voted the amount of shares or other Deposited Securities represented by such Receipts of Earlyworks Co., Ltd registered in the name of the undersigned on the books of the Depositary as of the close of business on August 15, 2025 at the Extraordinary General Meeting of Shareholders of Earlyworks Co., Ltd to be held on November 14, 2025 in Japan. NOTE: 1. Please direct the Depositary how it is to vote by placing an X in the appropriate box opposite the resolution. 2. It is understood that, if this form is signed and returned but no instructions are indicated in the boxes, then the Depositary will not vote such items. 3. It is understood that, if this form is not signed, or not returned, the Depositary will not vote such items. Earlyworks Co., Ltd. Extraordinary General Meeting of Shareholders For Shareholders of record as of August 15, 2025 Friday, November 14, 2025 BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Earlyworks Co., Ltd. Extraordinary General Meeting of Shareholders

Please make your marks like this: ☒

THE BOARD OF DIRECTORS RECOMMENDS A VOTE:
FOR ON PROPOSALS 1, 2, 3, 4, 5, 6-1, 6-2 AND 7

	PROPOSAL	YOUR VOTE FOR	YOUR VOTE AGAINST	BOARD OF DIRECTORS RECOMMENDS
1.	Issuing Shares for Subscription	☐	☐	**FOR**
2.	Issuing Shares for Subscription	☐	☐	**FOR**
3.	Issuing Share Option for Subscription	☐	☐	**FOR**
4.	Issuing Share Option for Subscription	☐	☐	**FOR**
5.	Issuing Share Option for Subscription	☐	☐	**FOR**
6.	Election of Two (2) Directors			
6-1	Jason D. Sawyer	☐	☐	**FOR**
6-2	Michael Hilmer	☐	☐	**FOR**
7.	Partial Amendments to the Articles of Incorporation	☐	☐	**FOR**

Authorized Signatures - Must be completed for your instructions to be executed.
Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form.

Signature (and Title if applicable) Date

Signature (if held jointly) Date